FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 6, 2006

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On April 5, 2006, Pixelplus Co., Ltd. (the “Company”) issued a press release which is furnished as Exhibit 99.1 to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIXELPLUS CO., LTD.

By:	/s/ Moon Sung Kim
Name:	Moon Sung Kim
Title:	Chief Financial Officer

Date: April 6, 2006

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated April 5, 2006 regarding the Company’s response to MagnaChip Semiconductor’s announcement

Exhibit 99.1

Press Release

Pixelplus Notes MagnaChip Announcement

Wednesday April 5, 2006

SEOUL, South Korea, April 5 /PRNewswire-FirstCall/ — The management of Pixelplus Co., Ltd. (Nasdaq: PXPL - News) has noted the recent announcement by MagnaChip Semiconductor regarding further developments in an ongoing dispute between the two companies over alleged patent infringement. As described in Pixelplus’s Form F-1 Registration Statement filed with the U.S. Securities and Exchange Commission in December 2005, Pixelplus and MagnaChip have been in discussions over this issue since June 2005. In November 2005, Pixelplus initiated cancellation proceedings at the Korea Intellectual Property Office to invalidate the disputed patents claimed by MagnaChip. Pixelplus’s management continues to believe that MagnaChip’s claims are without merit and will vigorously oppose them. Pixelplus will make further announcements as and when there are material developments in the dispute.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors for use in personal computer cameras and surveillance system applications. As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop image sensors with sharp, colorful and enhanced image quality, size efficiency and low power consumption.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, Republic of Korea

+82-31-600-5300

OR

Taylor Rafferty:

London - Erin Gordon at +44 (0)20 7614 2900

New York - Luis Severiano at +1 212 889 4350

Seoul - Min Kim at +82 (0)2 2000 5753

Tokyo - Yuhau Lin at +81 (0)3 5733 2620

Email pixelplus@taylor-rafferty.com

Source: Pixelplus Co., Ltd.